Exhibit 2.1

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

AND REORGANIZATION

THIS AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Amendment”), is made and entered into as of February 26, 2021 (the “Second Amendment Effective Date”), by and among Cancer Genetics, Inc., a Delaware corporation (“CGI”), CGI Acquisition, Inc., a Minnesota corporation and wholly owned subsidiary of CGI (“Merger Sub”), and StemoniX, Inc. a Minnesota corporation (the “Company”). Capitalized terms used herein and not otherwise defined shall have the meanings assigned to such terms in that certain Agreement and Plan of Merger and Reorganization, made and entered into as of August 21, 2020, as amended on February 8, 2021, by and among CGI, Merger Sub, and the Company (the “Merger Agreement”).

RECITALS

A.	Section 10.2 of the Merger Agreement provides that the Merger Agreement may not be amended except by the approval of CGI, Merger Sub, and the Company.

B.	Subsequent to the date of the Merger Agreement, CGI, Merger Sub, and the Company amended the Merger Agreement by executing that certain Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated as of February 8, 2021 (“Amendment No. 1”), and CGI issued securities pursuant to a Securities Purchase Agreement dated February 10, 2021. CGI, Merger Sub, and the Company desire to further amend the Merger Agreement to reflect, among other things, the treatment of the additional CGI security issuances.

C.	The board of directors of each of CGI, Merger Sub, and the Company has determined that this Amendment is advisable and in the best interests of their respective entities and their respective stockholders.

D.	The parties wish to amend the Merger Agreement as set forth in this Amendment, such amendment to be effective as of the date hereof.

AGREEMENT

The parties to this Amendment, intending to be legally bound, hereby agree as follows:

1.	Amendment to Section 1.4(b). The last sentence of Section 1.4(b) of the Merger Agreement, as amended by Amendment No. 1, is hereby amended and restated to hereafter read as follows to eliminate any right of purchasers of Series C Preferred Stock to designate a board observer:

“Additionally, following the Closing, but subject to compliance with, and in accordance with the terms of, the agreement pursuant to which FOD Capital, LLC (“FOD”) purchased more than $3,000,000 of Convertible Notes (the “FOD Notes”), FOD shall be entitled to designate one (1) observer to the CGI Board, subject to such observer executing and delivering a board observer and confidentiality agreement in form and substance reasonably acceptable to the Company and CGI and subject to FOD not transferring the FOD Notes prior to the Closing and retaining after the Closing at least 50% of the CGI Common Stock issued to FOD in exchange for the FOD Notes at the Closing.”

2.	Amendment to Section 1.5. Section 1.5 of the Merger Agreement, as amended by Amendment No. 1, is hereby amended to restate Section 1.5(h) in its entirety so that the CGI RD Financing (as defined below) is treated as part of the “Private Placement” and will dilute the historic holders of CGI and the Company ratably:

“(h) At the Effective Time, by virtue of the Merger and without any further action on the part of CGI, Merger Sub, the Company or any stockholder of CGI, Merger Sub or the Company, subject to Section 1.5(c), each share of Series C Preferred Stock outstanding immediately prior to the Effective Time shall be converted solely into the right to receive a number of validly issued, fully paid and non-assessable shares of CGI Common Stock equal to (i) the purchase price paid for such share of Series C Preferred Stock divided by (ii) the Series C Exchange Price. It is understood and agreed that securities issued in the Private Placement, consisting of (a) the Series C Preferred Stock and the shares of CGI Common Stock into which it may be converted, (b) the securities issued in CGI’s private placement (the “CGI PIPE”) raising $10 million in exchange for an aggregate of 2,758,624 shares of CGI Common Stock, 2,758,624 CGI Warrants, and 165,517 Placement Agent Warrants pursuant to a series of Securities Purchase Agreements dated January 28, 2021, (c) the securities issued in CGI’s registered direct financing (the “CGI RD Financing”) raising gross proceeds of $17.5 million in exchange for an aggregate of 2,777,778 shares of CGI Common Stock, and 166,667 Placement Agent Warrants pursuant to a series of Securities Purchase Agreements dated February 10, 2021 and (d) any other securities mutually designated in writing by CGI and the Company (collectively, “Excluded Issuances”), shall in no way affect the Exchange Ratio which determines the number of shares of CGI Common Stock to be issued as Merger Consideration pursuant to the foregoing provisions of this Section 1.5. Accordingly, for the avoidance of doubt, references to the “Private Placement” shall include the Excluded Issuances, such that the reference in the first sentence of Section 1.5(a) to “without regard to the Private Placement”, and other similar references in this Agreement, mean that the computations in Section 1.5(a) shall be effected without regard to the Excluded Issuances. Also, for the avoidance of doubt, all securities of CGI issued or issuable in exchange for the Convertible Notes or the securities of the Company issued upon conversion of the Convertible Notes shall be included in determining the Exchange Ratio and the Company Outstanding Equity and shall be within the Company Percentage to be received by all of the security holders of the Company. For purposes of this Agreement, “Placement Agent Warrants” means the warrants issued by CGI to Wainwright or its assigns in connection with the CGI PIPE or the CGI RD Financing.”

3.	Amendment to Section 6.6. So as to (i) acknowledge that the CGI RD Financing is to be treated as part of the “Private Placement” under the Merger Agreement, (ii) confirm that any securities issued in the CGI RD Financing will not affect the 78/22% ratio between the historic holders of CGI and the Company, and (iii) limit the Series C Preferred Stock that may be issued by the Company, Section 6.6, as amended in Amendment No. 1, is hereby further amended and restated in its entirety to read as follows:

“The Company may consummate a private placement of Series C Preferred Stock in an aggregate amount of not more than $2 million prior to the Closing, and any condition of this Agreement requiring either Party to raise additional cash prior to the Closing shall be deemed satisfied other than if required to satisfy Nasdaq listing requirements. It is acknowledged that the Company represents that it has a binding agreement to issue $2 million of Series C Preferred Stock as of the date hereof. Whenever used in this Agreement, “Private Placement” shall be deemed to include (a) the issuance of Series C Preferred Stock by the Company, (b) the issuance of CGI Common Stock, CGI Warrants, and Placement Agent Warrants by CGI in the CGI PIPE, (c) the issuance of CGI Common Stock and Placement Agent Warrants by CGI in the CGI RD Financing and (d) any other issuances of securities by CGI or the Company after the date hereof that CGI and the Company mutually agree in writing to designate as being part of the Private Placement. Securities issued or issuable in the Private Placement will not be included in “CGI Outstanding Equity”, “Company Outstanding Equity”, or “Deemed Outstanding CGI Common Stock” for purposes of calculating the Merger Shares under this Agreement, and any proceeds received in the Private Placement (whether or not retained) will not be included in determining CGI’s Net Cash or the Company’s Net Cash for purposes of calculating the Net Cash Adjustment. For the avoidance of doubt, it is understood and agreed that the Private Placement is and was intended to provide CGI at and after the Closing with sufficient funds (i) to have stockholders’ equity at or above the amount required by the continued listing standards of the Nasdaq Capital Market for at least twelve (12) months after the Closing and (ii) to allow CGI to remain a going concern for accounting purposes, and to otherwise have sufficient cash to fund its operations, for at least twelve (12) months after the Closing. Accordingly, neither CGI nor the Company shall use any proceeds it receives from the Private Placement before the Closing in a manner that would, in the aggregate, frustrate either of the purposes listed in clauses (i) and (ii) above. For the avoidance of doubt, it is also understood that any cash received by the Company with respect to the issuance of Convertible Notes will not be deemed part of the Private Placement but will be included in determining the Company’s Net Cash.”

4.	Company Capitalization Representation. As of the Second Amendment Effective Date, the authorized capital stock of the Company consists of (a) 90,600,000 shares of Company Common Stock, and (b) 9,400,000 shares of Company Preferred Stock; including 4,700,000 shares of Company Preferred Stock that have been designated as Series A Preferred Stock and 4,700,000 shares of Company Preferred Stock that have been designated as Series B Preferred Stock. As of the Second Amendment Effective Date, there are 2,593,607 shares of Company Common Stock outstanding, 4,611,587 shares of Series A Preferred Stock outstanding, and 3,489,470 shares of Series B Preferred Stock outstanding. The Company does not hold any shares of its capital stock in its treasury. All of the outstanding shares of Company Common Stock and Company Preferred Stock have been, and all of the outstanding shares of Series C Preferred Stock will be, duly authorized and validly issued and are or will be fully paid and non-assessable, and were not and will not be issued in violation of the material terms of any agreement or understanding binding upon the Company at the time at which they were issued and were issued in compliance with the Articles of Incorporation, bylaws and other organizational documents of the Company and all applicable laws, including but not limited to federal and state securities laws. Immediately prior to consummation of the Merger and after the conversion of the Company Preferred Stock and the issuance of the Series C Preferred Stock, as a result of the Company Shareholder Approval (including the Preferred Stock Conversion), all of the outstanding Company Common Stock and Series C Preferred Stock shall be validly issued and there shall be no other capital stock of the Company issued and outstanding. The Company had Convertible Notes outstanding with an aggregate principal balance of $12,373,134 as of February 24, 2021.

5.	Certificate of Designation. The Company shall file an amendment to, or amendment and restatement of, its certificate of designation following the date hereof with respect to the Series C Preferred Stock substantially in the form attached hereto as Attachment A (or with such amendments as agreed to by the parties hereto), rather than in the form attached as Attachment A to Amendment No. 1.

6.	CGI Capitalization Representation. As of the Second Amendment Effective Date, the authorized capital stock of CGI consists of (i) 100,000,000 shares of CGI Common Stock, of which 10,562,358 shares have been issued and are outstanding as of the Second Amendment Effective Date and (ii) 9,764,000 shares of CGI Preferred Stock, of which no shares have been issued or are outstanding. CGI does not hold any shares of its capital stock in its treasury. All of the outstanding shares of CGI Common Stock have been duly authorized and validly issued and are fully paid and nonassessable, and were not issued in violation of the material terms of any agreement or understanding binding upon CGI at the time at which they were issued and were issued in compliance with the Certificate of Incorporation, bylaws and other organizational documents of CGI and all applicable laws.

7.	Proxy Statement Representation. Each party has reviewed a draft of a proxy statement supplement to be filed with the SEC on or shortly after the date hereof. To the knowledge of each party with respect to information about it, the proxy statement supplement fairly presents in all material respects the information with respect to its capitalization and the effects of this Amendment on its security holders.

8.	Amendment to Company Disclosure Schedule. Item 3 on Part 2.5(d) of the Company Disclosure Schedule is hereby amended and restated in its entirety to read as follows: “The Company may (a) sell up to an additional $5,500,000 in principal amount of Convertible Notes (plus any Convertible Notes issued in exchange for the cancellation of Series B Preferred Stock), in accordance with applicable securities laws, and (b) issue the Convertible Note Warrants to FOD, and limited to warrants that will entitle FOD to purchase a number of shares of CGI Common Stock equal to 20% of the aggregate principal amount of the FOD Notes ($849,800) divided by the 5 Day VWAP, at an exercise price equal to the 5 Day VWAP.”

9.	Continuing Effectiveness; Entire Agreement. Except as expressly modified by this Amendment, the Merger Agreement shall remain in full force and effect in accordance with its terms, with each of CGI, Merger Sub, and the Company ratifying, adopting, and affirming the Merger Agreement and otherwise intending to be bound thereby. This Amendment shall be deemed an amendment to the Merger Agreement and shall become effective when executed and delivered by the Parties. Upon the effectiveness of this Amendment, all references in the Merger Agreement to “the Agreement” or “this Agreement”, as applicable, shall refer to the Merger Agreement, as modified by this Amendment.

10.	Miscellaneous. Article X of the Merger Agreement is hereby incorporated into this Amendment mutatis mutandis.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Amendment to be executed as of the date first above written.

CANCER GENETICS, INC.

By:
Name:	John A. Roberts
Title:	President

CGI ACQUISITION, INC.

By:
Name:	John A. Roberts
Title:	President

STEMONIX, INC

By:
Name:	Yung-Ping Yeh
Title:	Chief Executive Officer

[Signature Page to Amendment No. 2 to Agreement and Plan of Merger and Reorganization]

ATTACHMENT A